                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF FEBRUARY 2003


                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                                CORSO D'ITALIA 41
                                ROME, ITALY 00198
                     (Address of principal executive offices)


          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]


          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]


          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

[TELECOM ITALIA LOGO]

PRESS RELEASE

TELECOM ITALIA: GREEN LIGHT FOR NEXT GENERATION BROADBAND NETWORK PROJECT

New network infrastructure to allow Telecom Italia to develop new services. Marconi wins contract to supply connection systems.

Rome, 4 February 2003 - Telecom Italia has announced the start of work on a major project to build a new broadband network infrastructure for the provision of advanced multimedia services. This move will update telephone exchanges to the latest technologies by gradually replacing current connection systems with new generation equipment.

Telecom Italia has awarded Marconi a two-year 80 million euro contract for the work as part of its wide- ranging broadband development investment plan. Marconi will build the new network infrastructure in collaboration with Italtel, which is supplying proprietary switching technology and professional services.

Marconi's proprietary Access Hub technology will make it possible to supply a full range of customer services, including xDSL, traditional telephony and ISDN, and interface with both classic-style telephone exchanges and the latest generation IP-protocol based systems.

Marconi equipment forms an integral part of the Access Hub multiservice access platform already in use on the Telecom Italia network.

"This move," says Stefano Pileri, Telecom Italia Domestic Wireline Network Manager, "shows how Telecom Italia is pursuing its world-class strategy for technological innovation and high quality service by continuing its major investment programme. Marconi confirms its role as a major Telecom Italia partner, and further expands its role as a strategic supplier to our network."

Giorgio Bertolina, Executive Chairman of Marconi Communications S.p.A., made the following statement: "Telecom Italia is making major investments in its access and switching network to supply multimedia and IP services to its customers above and beyond traditional voice services. This will now be possible through our broadband access platform, in tandem with Italtel's core switching technology. When completed, the new network will enable the telephone company to embark upon a 'natural' migration of its customers to 'triple play' ADSL service combining voice, data and video, while ensuring broadband Internet service too."


For more information:
Communication & Media Relations
Domestic Wireline Press Office: +39 06.3688.2023 or 2066 www.telecomitalia.it/press

Cautionary Statement for Purposes of the "Safe Harbor" Provision of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation reform Act of 1995 provides a "safe harbor" for forward-looking statements. The Press Release included in this Form 6-K contains certain forward looking statements and forecasts reflecting management's current views with respect to certain future events. The ability of the Telecom Italia Group to achieve its projected results is dependant on many factors which are outside of management's control. Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information involves risks and uncertainties that could significantly affect expected results and are based on certain key assumptions.

The following important factors could cause the Telecom Italia Group's actual results to differ materially from those projected or implied in any forward-looking statements:

-	the continuing impact of increased competition in a liberalized market, including competition from global and regional alliances formed by other telecommunications operators in the core domestic fixed-line and wireless markets of the Telecom Italia Group;

-	the ability of the Telecom Italia Group to introduce new services to stimulate increased usage of its fixed and wireless networks to offset declines in its fixed-line business due to the continuing impact of regulatory required price reductions, market share loss and pricing pressures generally;

-	the ability of the Telecom Italia Group to achieve cost-reduction targets in the time frame established or to continue the process of rationalizing its non-core assets;

-	the impact of regulatory decisions and changes in the regulatory environment;

-	the impact of the slowdown in Latin American economies and the slow recovery of economies generally on the international business of the Telecom Italia Group focused on Latin America and on its foreign investments and capital expenditures;

-	the continuing impact of rapid changes in technologies;

-	the impact of political and economic developments in Italy and other countries in which the Telecom Italia Group operates;

-	the impact of fluctuations in currency exchange and interest rates;

-	Telecom Italia's ability to continue the implementation of its 2002-2004
Industrial Plan, including the rationalization of its corporate structure and the disposition of Telecom Italia's interests in various companies;

-	the ability of the Telecom Italia Group to successfully achieve its debt reduction targets;

-	Telecom Italia's ability to successfully roll out its UMTS networks and services and to realize the benefits of its investment in UMTS licenses and related capital expenditures;

-	SEAT's ability to successfully implement its internet strategy;

-	the ability of the Telecom Italia Group to achieve the expected return on the significant investments and capital expenditures it has made in Latin America and in Europe;

-	the amount and timing of any future impairment charges for Telecom
Italia's licences, goodwill or other assets; and

-	the impact of litigation or decreased mobile communications usage arising from actual or perceived health risks or other problems relating to mobile handsets or transmission masts.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. Accordingly, there can be no assurance that the group will achieve its projected results.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      February 5, 2003


                                                   TELECOM ITALIA S.p.A.


                                              BY: /s/ Carlo De Gennaro
                                                  ---------------------------
                                                      Carlo De Gennaro
                                                       Company Manager